UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Aerpio Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00810B105

(CUSIP Number)

Bart Dzikowski

Secretary of the Board

Novartis Bioventures Ltd.

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 324 3714
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00810B105	Schedule 13D

1.	Names of reporting persons	Novartis Bioventures Ltd.
2.	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)	WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization	Switzerland

Number of shares beneficially owned by each reporting person with:
7.	Sole voting power	0
8.	Shared voting power	635,236
9.	Sole dispositive power	0
10.	Shared dispositive power	635,236

11.	Aggregate amount beneficially owned by each reporting person	635,236
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13.	Percent of class represented by amount in Row (11)	1.57% (1)
14.	Type of reporting person (see instructions)	CO

(1)         Based on 40,588,004 shares of Common Stock outstanding as of April 15, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2020.

CUSIP No. 00810B105	Schedule 13D

1.	Names of reporting persons	Novartis AG
2.	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)	WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization	Switzerland

Number of shares beneficially owned by each reporting person with:
7.	Sole voting power	0
8.	Shared voting power	635,236
9.	Sole dispositive power	0
10.	Shared dispositive power	635,236

11.	Aggregate amount beneficially owned by each reporting person	635,236
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13.	Percent of class represented by amount in Row (11)	1.57% (1)
14.	Type of reporting person (see instructions)	CO

(1)         Based on 40,588,004 shares of Common Stock outstanding as of April 15, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on April 27, 2020.

CUSIP No. 00810B105	Schedule 13D

Item 1.         Security and Issuer.

This Amendment No. 7 (the “Amendment”) to Schedule 13D amends the Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on March 27, 2017, as previously amended on June 28, 2018,  March 28, 2019,  April 11, 2019, April 29, 2019, June 7, 2019 and April 22, 2020 (the “Original Schedule 13D” and, together with the Amendment, the “Schedule 13D”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 9987 Carver Road, Cincinnati, OH 45242.

As a result of the open market sales reported in Item 5(c) of this Amendment, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s shares of Common Stock outstanding since the filing of the Original Schedule 13D and, on May 13, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.         Identity and Background.

No changes.

Item 3.         Source and Amounts of Funds or Other Consideration.

No changes.

Item 4.         Purpose of Transaction.

The information set forth in Item 5(c) of this Amendment is incorporated herein by reference. Otherwise, there are no changes to the disclosure provided under this Item 4 in the Original Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                                 As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 635,236 shares of Common Stock. NBV is a wholly-owned indirect subsidiary of Novartis. Based on 40,588,004 shares of Common Stock outstanding as of April 15, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on April 27, 2020, the Common Stock held by the Reporting Persons constitutes 1.57% of the outstanding shares of Common Stock of the Issuer.

(b)                                 With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)                                     sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii)                                  shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii)                               sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

(iv)                              shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c)                                  Other than the open market sales referred to below or previously reported in the Original Schedule 13D, none of (i) the Reporting Persons or, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I hereto has effected any transaction in the Common Stock during the past 60 days.

On May 14, 2020, the Reporting Persons sold 166,654 shares of Common Stock at a weighted average price of $0.74 per share (price range: $0.70 — $0.79).

CUSIP No. 00810B105	Schedule 13D

On May 13, 2020, the Reporting Persons sold 1,954,395 shares of Common Stock at a weighted average price of $0.87 per share (price range: $0.74 — $1.06).

On May 12, 2020, the Reporting Persons sold 7,005 shares of Common Stock at a weighted average price of $0.62 per share (price range: $0.61 — $0.64).

On May 11, 2020, the Reporting Persons sold 18,596 shares of Common Stock at a weighted average price of $0.61 per share (price range: $0.57 — $0.63).

On May 8, 2020, the Reporting Persons sold 17,158 shares of Common Stock at a weighted average price of $0.62per share (price range: $0.57 — $0.65).

On May 7, 2020, the Reporting Persons sold 8,830 shares of Common Stock at a weighted average price of $0.64 per share (price range: $0.64—$0.66).

On May 6, 2020, the Reporting Persons sold 7,695 shares of Common Stock at a weighted average price of $0.63 per share (price range: $0.62—$0.64).

On May 5, 2020, the Reporting Persons sold 14,333 shares of Common Stock at a weighted average price of $0.62 per share (price range: $0.60—$0.64).

On May 4, 2020, the Reporting Persons sold 22,300 shares of Common Stock at a weighted average price of $0.61 per share (price range: $0.58—$0.64).

On May 1, 2020, the Reporting Persons sold 31,604 shares of Common Stock at a weighted average price of $0.63 per share (price range: $0.61—$0.66).

On April 30, 2020, the Reporting Persons sold 29,171 shares of Common Stock at a weighted average price of $0.66 per share (price range: $0.66—$0.72).

On April 29, 2020, the Reporting Persons sold 23,011 shares of Common Stock at a weighted average price of $0.73 per share (price range: $0.69—$0.76).

On April 28, 2020, the Reporting Persons sold 41,288 shares of Common Stock at a weighted average price of $0.79 per share (price range: $0.75—$0.85).

On April 27, 2020, the Reporting Persons sold 42,359 shares of Common Stock at a weighted average price of $0.79 per share (price range: $0.74—$0.82).

On April 24, 2020, the Reporting Persons sold 68,203 shares of Common Stock at a weighted average price of $0.72 per share (price range: $0.67—$0.75).

On April 23, 2020, the Reporting Persons sold 39,880 shares of Common Stock at a weighted average price of $0.72 per share (price range: $0.64—$0.74).

On April 22, 2020, the Reporting Persons sold 19,949 shares of Common Stock at a weighted average price of $0.72 per share (price range: $0.72—$0.73.

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

(d)                                 Not applicable.

(e)                                  As a result of the transactions described herein, on May 13, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP No. 00810B105	Schedule 13D

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes.

Item 7.         Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement regarding joint filing of Schedule 13D

CUSIP No. 00810B105	Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2020	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Secretary of the Board

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory

NOVARTIS AG

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Authorized Signatory

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory